[The Republic of Korea Letterhead]

August 27, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Post-effective Amendment No. 5 to Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-156305

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Post-effective Amendment No. 5 to Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Friday, August 27, 2010, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Byeong Sun Song
Name:	Byeong Sun Song
Title:	Financial Attaché
Korean Consulate General New York